Exhibit 17.1

March 16, 2026

Dear Michael and Members of the Board,

After careful consideration, I have decided to resign from my position as a member of the Board of Directors of American Picture House Corporation, effective March 16, 2026.

Serving on the Board has been a meaningful experience, and I appreciate the opportunity to work alongside such a committed group of directors and management. I have great respect for the team and for the effort that has gone into building the company and advancing its mission.

At this stage, however, I believe it is appropriate for me to step aside. As the company continues to navigate a challenging financial environment, I feel that my ability to contribute constructively is increasingly constrained by differences in perspective regarding financial planning, budgeting discipline, and the operational frameworks necessary to guide the company forward. Given these circumstances, I believe the most responsible course is to allow the Board and management to move ahead without my continued participation.

I remain supportive of the company and sincerely hope for its long-term success. I appreciate the professionalism and collaboration I have experienced during my time on the Board and wish the team the very best moving forward.

Thank you again for the opportunity to serve.

Sincerely,

Tom Rauker